FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of June 2012
No. 02

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

The Registrant will hold its Special  General Meeting of Shareholders on July 26, 2012 at 09:00 a.m. (Israel time) at the Registrant’s offices in Migdal Haemek, Israel.  In connection with the meeting, on or about June 18, 2012, the Registrant will mail to shareholders (i) a Notice of Special General Meeting and Proxy Statement and (ii) a Proxy Card.  Attached hereto as Exhibits 99.1 and 99.2 are, respectively, the Notice of Special General Meeting and Proxy Statement; Proxy Card.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: June 12, 2012	By:	/s/ Nati Somekh Gilboa
Name: Nati Somekh Gilboa
Title: Corporate Secretary

TOWER SEMICONDUCTOR LTD.
NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

To Be Held On July 26, 2012

Notice is hereby given that the Special General Meeting (the "Meeting") of the shareholders of Tower Semiconductor Ltd. ("Tower" or the "Company"), an Israeli company, will be held at the offices of the Company, Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek 23105, Israel, on Thursday, July 26, 2012, at 9:00 a.m. (Israel time) for the following purposes:

1.	To approve an increase in the number of the Company's authorized ordinary shares and authorized share capital, and to amend the Articles of Association of the Company to reflect such increase.

2.
To approve a reverse share split of the Company's ordinary shares to allow the Company to comply with the Nasdaq Capital Market continued listing requirements, effective on the date to be announced by the Company, and to amend the Articles of Association accordingly.

3.	To approve an amendment to the Company’s Articles of Association to provide for the authorization of preferred shares.

Shareholders of record at the close of business on June 18, 2012, are entitled to notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.  Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange ("TASE") may either vote their shares in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares, or send such certificate along with a duly executed proxy to the Company at Shaul Amor Street, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 23105, Israel, Attention: Associate General Counsel.

By Order of the Board of Directors, Amir Elstein Chairman of the Board June 12, 2012

PROXY STATEMENT

TOWER SEMICONDUCTOR LTD.
Shaul Amor Street, Ramat Gavriel Industrial Park
P.O. Box 619
Migdal Haemek 23105, Israel

SPECIAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on July 26, 2012

The enclosed proxy is being solicited by the board of directors (the "Board of Directors") of Tower Semiconductor Ltd. (the "Company" or "Tower") for use at our Special General Meeting of Shareholders (the "Meeting") to be held on Thursday, July 26, 2012, or at any postponement or adjournment thereof. The record date for determining shareholders entitled to notice of, and to vote at, the Meeting is established as of the close of business on June 18, 2012.

As of May 31, 2012, we had outstanding 322,059,032 of our ordinary shares, par value New Israeli Shekels ("NIS") 1.00 (the "Ordinary Shares").

We expect to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about June 18, 2012. We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies. We will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the Ordinary Shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals set forth in the accompanying Notice of Meeting, a shareholder may vote in favor of, against, or may abstain from voting on, any of the proposals. Shareholders should specify their choices on the accompanying proxy card. If no specific instructions are given with respect to the matters to be acted upon, the shares represented by a signed proxy will be voted FOR the proposals set forth in the accompanying Notice of Meeting. We are not aware of any other matters to be presented at the Meeting.

Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by: (i) giving written notice to us of such revocation; (ii) voting in person at the Meeting or requesting the return of the proxy at the Meeting; or (iii) executing and delivering to us a later-dated proxy. Written revocations and later-dated proxies should be sent to: the Company at Shaul Amor Street, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 23105, Israel, Attention: Associate General Counsel.

Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. Subject to the terms of applicable law, two or more shareholders present, personally or by proxy, who hold or represent together at least 33% of the voting rights of our issued share capital will constitute a quorum for the Meeting. If within half an hour from the time scheduled for the Meeting a quorum is not present, the Meeting shall stand adjourned for one week, to August 2, 2012 at the same hour and place, without it being necessary to notify the shareholders. If a quorum is not present at the adjourned date of the Meeting within half an hour of the time scheduled for the commencement thereof, subject to the terms of applicable law, the persons present shall constitute a quorum.

Each of Proposals to be presented at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to each such proposal.

PRINCIPAL SHAREHOLDERS

The following table and notes thereto set forth information, as of May 31, 2012, concerning the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), and on a diluted basis, of Ordinary Shares by any person who is known to own at least 5% of our Ordinary Shares. On such date, 322,059,032 Ordinary Shares were issued and outstanding. The voting rights of our major shareholders do not differ from the voting rights of other holders of our Ordinary Shares. However, certain of our shareholders have entered into a shareholders' agreement pursuant to which they may be able to exercise limited control over certain matters requiring shareholder approval.

Identity of Person or Group	Percent of Class(1)		Percent of Class (Diluted)(2)
Israel Corporation Ltd.	41.73	%(3)	22.53%
Bank Leumi Le-Israel, B.M.	23.49	%(4)	10.10%
Bank Hapoalim, B.M.	24.52	%(5)	10.55%
Micron Technology, Inc.	6.11	%(6)	2.01%

(1)
Assumes the holder’s beneficial ownership of all ordinary shares and all securities that the holder has a right to purchase within 60 days. Also assumes that no other exercisable or convertible securities held by other shareholders has been exercised or converted into Ordinary Shares of the Company.

(2)	Assumes that all currently outstanding securities to purchase Ordinary Shares, other than those which cannot be calculated as of the date of this proxy statement, have been exercised by all holders.

(3)
Based on information provided by Israel Corporation Ltd, represents 14.3 million Ordinary Shares currently owned by Israel Corporation Ltd, 206.1 million Ordinary Shares issuable upon conversion of capital notes and 0.04  million Ordinary Shares issuable upon the exercise of options.

(4)
Based on information provided by Bank Leumi Le-Israel, B.M, represents 0.3 million Ordinary Shares currently owned by Bank Leumi, 2.1 million Ordinary Shares issuable upon exercise of warrants and 96.4 million shares issuable upon conversion of capital notes.

(5)
Based on information provided by Bank Hapoalim, B.M represents 4.3 million Ordinary Shares currently owned by Bank Hapoalim, 2.6 million Ordinary Shares issuable upon exercise of warrants and 96.4 million Ordinary Shares issuable upon conversion of capital notes.

(6)	Based on information provided by Micron, represents 19.7 million shares currently owned by Micron.

MATTERS RELATING TO THE SPECIAL GENERAL MEETING

At the Meeting, the shareholders will be asked to vote on the following proposals:

PROPOSAL NO. 1

PROPOSAL TO INCREASE THE NUMBER OF THE COMPANY'S
AUTHORIZED ORDINARY SHARES

The Board of Directors of the Company has approved the increase of the Company’s authorized share capital from 1.4 billion Ordinary Shares, NIS 1.00 per Ordinary Share, to 1.8 billion Ordinary Shares, NIS 1.00 per Ordinary Share.

This increase in authorized share capital would allow the Company to meet its future business needs as they may arise. These purposes could include, among other things, possible future conversion of convertible financial instruments into Ordinary Shares or restructuring of Company debt, possible shares issuances to fund future mergers and acquisitions, raise additional capital, the purchase of property or assets, the use of shares for various equity compensation and other employee benefit plans and arrangements and other bona fide corporate purposes. At this time, the Company has no current plans to issue any of the additional shares to acquire any other company, property or assets.  In addition, the increase is also necessary to ensure the availability of a sufficient number of authorized shares for possible future conversion of convertible financial instruments into Ordinary Shares or restructuring of Company debt.

The Board of Directors will present the following resolution at the Meeting:

"RESOLVED to increase the Company's authorized share capital to 1.8 billion Ordinary Shares and to amend the Company's Articles of Association to reflect such increase."

The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the increase in the Company's authorized share capital.

The Board of Directors recommends that the shareholders vote "FOR" the increase of the Company's authorized share capital to 1.8 billion Ordinary Shares.

PROPOSAL NO. 2

APPROVAL OF A REVERSE SHARE SPLIT OF THE COMPANY'S SHARE
CAPITAL AND AMEND THE ARTICLES OF ASSOCIATION ACCORDINGLY

Purpose of the Reverse Share Split

On September 19, 2011, the Nasdaq Listing Qualifications Department notified the Company that the Company's listed security no longer met the minimum bid price requirement of $1.00 per share, as required for continued listing by Listing Rule 5450(a)(1).  Since the listed security did not regain compliance with the minimum $1.00 bid price per share requirement, on March 19, 2012, the Company transferred the listing of its securities to the Nasdaq Capital Market.  The Nasdaq Listing Qualifications Department determined that the Company is eligible for an additional 180 calendar day period, or until September 17, 2012, to regain compliance.  The Nasdaq Listing Qualifications Department stated that if at any time during this additional time period the closing bid price of the Company's security is at least $1.00 per share for a minimum of 10 consecutive business days, it will provide written confirmation of compliance and this matter will be closed. The Company currently satisfies all of the Nasdaq Capital Market continued listing standards other than the $1.00 minimum bid price requirement.

The Company believes that a reverse split is advisable in order to meet the Nasdaq Capital Market continued listing requirements. In addition, the Company believes that the reverse split is advisable in order to make our Ordinary Shares a more attractive investment for large US institutional investors (many of whom do not regularly invest in stocks trading below $5.00 per share) and to allow for a possible return of the Ordinary Shares to the Nasdaq Global Market, which would require a minimum bid of $4.00 per share. The Company therefore seeks approval of the shareholders to effect a reverse share split of the Company's outstanding Ordinary Shares within a range of 1:8 to 1:25 and to amend the Articles of Association to effect such reverse split.  If this proposal is approved, then the Board will have the authority to decide, within three months of the Meeting, whether to implement the reverse share split and the exact ratio for the reverse split within this range if it is to be implemented.  If the reverse split is implemented, the number of authorized as well as the issued and outstanding Ordinary Shares would be reduced in accordance with the exchange ratio selected by the Board.

The reverse share split, if approved by the Company’s shareholders, is intended to enable the Company to regain compliance with Nasdaq’s minimum bid price requirement of $1.00. The Company believes that the continued listing on the Nasdaq Capital Market will enable the Company to maintain greater access to the public capital markets and will afford the Company’s shareholders greater liquidity with respect to their shareholdings in the Company. In the event that the Company’s shareholders do not approve the reverse share split and the proposed amendments to the Company’s Articles of Association, the Company’s Ordinary Shares will likely be delisted from trading on the Nasdaq Capital Market, in which case the Company intends to apply to list its Ordinary Shares on the Over the Counter Bulletin Board ("OTC").  The OTC is generally considered to be a less efficient market than the Nasdaq Capital Market, and the share price, as well as the liquidity of the Ordinary Shares, could be adversely affected as a result.  Delisting would also negatively impact the Company's ability to secure additional financing and may impact some of the Company's disclosure obligations under Israeli law.  Accordingly, the board recommends that the shareholders approve the reverse share split as described above on a date to be announced by the Company and authorize the Company to amend the Articles of Association accordingly.

If the reverse share split is approved by our shareholders, the Company will issue a press release announcing the effective date of the reverse share split and will amend the Articles of Association to effect such reverse split. As a result of the reverse split, the total number of Ordinary Shares outstanding and the authorized shares will be reduced and the par value per share will be increased proportionately. For example if the reverse share split is approved and the Board proceeds with a reverse split of 1:8, then the 322 million shares, par value NIS 1 per share, outstanding, will be reduced to 40.25 million shares. Since the total issued principle amount of the share capital remains the same after the split, the par value per share in this example would be increased from NIS 1 to NIS 8 per share.

The Company is required to give notice to Nasdaq at least 15 calendar days prior to the record date of a reverse share split.

While our Board of Directors believes that the potential advantages of a reverse share split outweigh any actual or potential disadvantages, if the Company does effect a reverse share split there can be no assurance that:

(a) our Ordinary Shares will trade at a price in proportion to the reduction in the number of outstanding shares resulting from the reverse share split;

(b) following such reverse split the Company's Ordinary Shares will continue to be listed on the Nasdaq Capital Market;

(c) the liquidity of our Ordinary Shares will not be adversely affected by the reduced number of shares that would be outstanding and available for trading after the reverse share split;

(d) engaging in a reverse share split will not be perceived in a negative manner by investors, analysts or other stock market participants; or

(e) the reverse share split will not result in some shareholders owning "odd-lots" of less than 100 Ordinary Shares, potentially resulting in higher brokerage commissions and other transaction costs than the commissions and costs of transactions in "round-lots" of even multiples of 100 shares.

The exercise price and the number of shares issuable pursuant to outstanding options, warrants, capital notes and convertible debentures will be adjusted pursuant to the terms of such instruments in connection with such reverse-split. Therefore, and for example, if the reverse share split is approved and the Board proceeds with a reverse split of 1:8, then for every 8 old Ordinary Shares previously issuable upon exercise of the options, warrants, capital notes and convertible debentures, the holders of these convertible securities will, upon exercise thereof, now receive one Ordinary Share of NIS 8 par value, for the same aggregate amount of consideration paid.

 Certain U.S. Federal Income Tax Consequences

            Generally, the reverse share split will not result in the recognition of gain or loss for U.S. federal income tax purposes. The total adjusted tax basis of the aggregate number of new Ordinary Shares will be the same as the total adjusted basis of the aggregate number of Ordinary Shares held by a shareholder immediately prior to the reverse share split and the holding period of the Ordinary Shares after the reverse share split will include the holding period of the Ordinary Shares held prior to the reverse share split. No gain or loss will be recognized by the Company as a result of the reverse share split.

Certain Israeli Tax Consequences

The following discussion summarizing certain Israeli income tax consequences is based on the Israeli Income Tax Ordinance [New Version], 1961, as amended, and the policy of the Israeli Tax Authority ("ITA") as currently in place, and is for general information only. Shareholders are urged to consult their own tax advisors to determine the particular consequences to them.

Generally, a reverse share split will be viewed for Israeli tax purposes as a sale of the Ordinary Shares held by each shareholder, with the consideration being the new Ordinary Shares received in the reverse share split. Such sale of Ordinary Shares will generally be viewed as a capital gain tax event for Israeli tax purposes and will result in the recognition of capital gain or capital loss for Israeli income tax purposes, unless an applicable exemption is provided in Israeli tax law or under an applicable treaty for the prevention of double taxation which exists between the State of Israel and the country of residence of the shareholder.

                However, it is possible to approach the ITA in order to obtain an advanced tax ruling ("the ruling"), prior to the reverse share split. If obtained, the ruling may provide that the reverse share split will not be considered as a sale of shares for Israeli tax purposes. Such ruling could also provide that the purchase price (as adjusted for the split) and purchase date for tax purposes in future selling of the new Ordinary Shares will be identical to the purchase price and purchase date of the Ordinary Shares.

It is likely that the ruling will be conditioned and based on the following facts: the reverse share split shall apply the same conversion ratio for all of the shareholders; there will be no change in the shareholders' rights (whether in their voting rights or rights for profits) as a result of the reverse share split; the reverse share split shall not include any consideration or economic benefit (whether by cash or by cash equivalents) paid or accrued to the shareholders or to the company; the economical value of all of the issued shares shall not be affected by the reverse share split.

THE US AND ISRAELI TAX CONSEQUENCES OF THE REVERSE SHARE SPLIT MAY DEPEND UPON THE PARTICULAR CIRCUMSTANCES OF EACH SHAREHOLDER. ACCORDINGLY, EACH SHAREHOLDER IS ADVISED TO CONSULT THE SHAREHOLDER’S TAX ADVISOR WITH RESPECT TO ALL OFTHE POTENTIAL TAX CONSEQUENCES TO THE SHAREHOLDER OF A REVERSE SHARE SPLIT.

 Fractional Shares

No fractional shares will be issued as a result of the reverse-split. Instead, all fractional shares will be rounded up to the next whole number of shares.

 Exchange of Share Certificates

Shortly after the reverse share split becomes effective, each holder of an outstanding certificate representing Ordinary Shares will receive from American Stock Trust and Transfer Company, the Company's exchange agent (the "Exchange Agent"), instructions for the surrender of such certificate to the Exchange Agent. Such instructions will include a form of Transmittal Letter to be completed and returned to the Exchange Agent. As soon as practicable after the surrender to the Exchange Agent of any certificate that prior to the effective date of the reverse share split represented Ordinary Shares, together with a duly executed Transmittal Letter and any other documents the Exchange Agent may specify, the Exchange Agent shall deliver to the person in whose name such certificate had been issued certificates registered in the name of such person representing the whole number of Ordinary Shares into which the Ordinary Shares previously represented by the surrendered certificate shall have been reclassified.

Until surrendered as contemplated herein, each certificate that immediately prior to the reverse share split represented any Ordinary Shares shall be deemed at and after the reverse share split to represent the whole number of Ordinary Shares contemplated by the preceding sentence. Each certificate representing Ordinary Shares issued in connection with the reverse share split will continue to bear any legends restricting the transfer of such shares that were borne by the surrendered certificates representing the Ordinary Shares.

No service charges, brokerage commissions or transfer taxes shall be payable by any holder of any certificate that prior to approval of the reverse share split represented any Ordinary Shares, except that if any certificates for Ordinary Shares are to be issued in a name other than that in which the certificates for Ordinary Shares surrendered are registered, it shall be a condition of such issuance that (i) the person requesting such issuance shall pay to the Company any transfer taxes payable by reason thereof (or prior to transfer of such certificate, if any) or establish to the satisfaction of the Company that such taxes have been paid or are not payable, (ii) such transfer shall comply with all applicable federal and state securities laws, and (iii) such surrendered certificate shall be properly endorsed and otherwise be in proper form for transfer.

The Board of Directors will present the following resolution at the Meeting:

"RESOLVED to approve a reverse share split of the Company's ordinary shares in a ratio to be determined by the Board of Directors in a range between 1:8 to 1:25, effective on the date to be announced by the Company, and to amend the Articles of Association accordingly."

The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the reverse share split and to amend the Articles of Association accordingly.

The Board of Directors recommends that the shareholders vote "FOR" the approval of a reverse share split and the amendment of the Articles of Association as described.

PROPOSAL NO. 3

PROPOSAL TO APPROVE THE CREATION OF 400,000,000 PREFERRED
SHARES

On May 31, 2012, subject to shareholder approval at the Meeting, the Board of Directors adopted an amendment (“Amendment”) to our Articles of Association to authorize 400,000,000 preferred shares, with a par value of NIS 0.01 per share (the "Preferred Shares"), as more fully described below.

Purpose for the Authorization of the Preferred Shares

If Proposal No. 3 is approved by the shareholders at the Meeting, the shareholders authorize our board of directors to fix, by resolution of the board of directors, (i) the number of issued preferred shares (subject to the maximum number of  preferred shares authorized in such class), (ii) the designation of such class, and (iii) the conversion, redemption, optional and other special rights, qualifications, limitations or restrictions, if any, of the shares of such class. Consequently, the issuance of preferred shares would be available for issuance without further actions by the Company’s shareholders, unless shareholder approval is required by Israeli law, the rules of any exchange or other market on which the Company’s securities may then be listed or traded, the Company’s Articles of Association then in effect, or any other applicable rules and regulations.

The Board of Directors believes that the creation of Preferred Shares is in the Company’s and the shareholders’ best interests because Preferred Shares would permit the Board of Directors to address future financing and transactional needs by authorizing the Board of Directors to expeditiously create any class or series of preferred shares customized to meet the needs of any particular transaction and prevailing market conditions. The Board of Directors will be permitted to issue Preferred Shares for any proper corporate purpose. If Preferred Shares are to be issued in connection with a potential business transaction that independently requires shareholder approval, such approval will be sought at the appropriate time.

This Amendment is not being proposed in connection with any particular transaction or negotiations to which the Company is a party. The Company does not have any current intent to issue preferred shares or warrants, options or other rights to purchase preferred shares.

Accordingly, we propose to revise Articles 11, 12, 13, 146, 147 and 149 as set forth below.  For ease of reference, the words proposed to be added are underlined and the words proposed to be deleted have a line through them.

The Board of Directors will present the following resolution at the Meeting:

“RESOLVED to approve the authorization of 400,000,000 preferred shares of NIS 0.01 each and the corresponding increase in the Company’s share capital by an additional NIS 4,000,000 and the amendments to Articles 11, 12, 13 146, 147 and 149 of the Company's Articles of Association be revised with the changes marked below.”

Authorized Share Capital

11.           The Company’s authorized share capital is NIS 1,804,000,000 (one billion eight hundred and four million) divided into (i) 1,800,000,0001  (one billion eight hundred million) ordinary shares of NIS 1.00 each, and (ii) 400,000,000 (four hundred million) preferred shares of NIS 0.01 each, subdivided into five classes of preferred shares (class A preferred, class B preferred, class C preferred, class D preferred, and class E preferred) of 80,000,000 (eighty million) preferred shares of NIS 0.01 each in each class of preferred shares. The Company may alter the authorized share capital in accordance with the provisions of the Companies Law and these articles.

1 The amounts for the Ordinary Shares in this revised Article 11 assume that Proposal 1 will be approved as set forth above.  In the event Proposal 1 is not approved, and this Proposal 3 is approved, the amounts for Ordinary Shares and for the total share capital will be adjusted accordingly in order to reflect the current Articles of Association of the Company.

The Shares

12.           Subject to article 13 hereinafter, each ordinary share in the Company’s capital, after payment of the dividend preference for preferred shares set forth in Article 13A below, shall have the right to (i) a general dividend issued to all shareholders, (ii) bonus shares and, (iii) after payment of the liquidation preference for preferred shares as set forth in Article 13A below, to participate in a distribution of the Company’s surplus assets on winding up, all pro rata to the ~~nominal value of each share~~ number of the Company’s shares (ordinary and preferred) issued and outstanding at such time, without having regard to any premium paid thereon, and all subject to the provisions hereof.

13.           Each of the ordinary shares shall vest the holder thereof with the right to participate in the Company‘s general meeting and to one vote thereat.

13A. (a)  Each preferred share in the Company’s capital shall  be entitled to receive upon distribution, and in preference to the ordinary shares of the Company, (i) dividends in excess of the general dividends issued to all shareholders including holders of ordinary shares, and/or (ii) amounts paid in a distribution of the Company’s surplus assets on winding up, in an amount equal to the original issue price for such preferred shares as set forth in the Company’s share registrar (adjusted for share combinations or subdivisions or other recapitalizations of the Company’s shares), and less the amount of any dividend previously paid in preference, all pro rata to the number of the Company’s preferred shares of all classes issued and outstanding at such time, without having regard to any premium paid or discount thereon, and all subject to the provisions hereof.

(b)           Furthermore, and after payment of the preferred shares’ dividend preference or liquidation preference as aforesaid, each preferred share in the Company’s capital shall be entitled to receive upon distribution, (i) a general dividend issued to all shareholders, (ii) bonus shares, and (iii) amounts paid in a distribution of the Company’s surplus assets on winding up, all pro rata to the number of the Company’s shares (ordinary and preferred) issued and outstanding at such time, without having regard to any premium paid thereon or discount, and all subject to the provisions hereof.

(c)           The preferred shares shall be non-voting shares and shall not vest the holder thereof with any right to participate in the Company‘s general meetings, to receive notice thereof and/or to vote thereat.

(d)   The preferred shares may be redeemable shares, and may be redeemed by the Company in accordance with the redemption provisions (if any) established in the terms of issuance of the preferred shares.

(e)           Subject to the Companies Law, the Securities Law and these articles, the board of directors of the Company is hereby expressly vested with authority to adopt resolutions with respect to any unissued and/or treasury preferred shares, to issue the preferred shares, and to provide for the terms of the issuance, qualifications, limitations or restrictions, if any, of preferred shares, and each class thereof, including, without limiting the generality of the foregoing:

i.
whether that class of preferred shares shall have privileges for the exchange of the preferred share into other securities of the Company  (including rights to exchange such class into the ordinary shares of the Company) and, if so, the terms and conditions of such exchange, including provision for adjustment of the exchange rate in such events as the board of directors shall determine;

ii.
the terms and conditions of any redemption features attached to the class of preferred shares, if any, the date or dates upon or after which they shall be redeemable, and the amount per preferred share payable in case of redemption, which amount may vary under different conditions; and

iii.	any other terms or limitations of that class of preferred shares as may be permitted or required by law.

146.1       (a)            Subject to the provisions of the Companies Law, the board of directors may resolve to allot bonus shares and to convert part of the Company’s profits, within the meaning thereof in section 302(b) of the Companies Law, into share capital, from premium on shares or from any other source included in its equity, which are mentioned in its last financial statements, in an amount determined by the board of directors, which shall not be less than the nominal value of the bonus shares.

 (b)           Bonus shares allotted pursuant to this article shall be ordinary shares and shall be deemed fully paid up.

147.         Subject to the rights attached to the classes of shares issued by the Company and to the provisions of these articles, dividend or bonus shares shall be ordinary shares and shall be distributed to the shareholders pro rata to the number of the Company’s shares (ordinary and preferred) issued and outstanding at such time ~~nominal value of each share~~, without having regard to any premium paid thereon.

149.         Dividends or other benefits in respect of ordinary shares shall not bear interest.

The designations, preferences and relative participating, optional or other special rights, qualifications, limitations or restrictions, if any, of any class of Preferred Shares which may be designated by the Board of Directors may differ from those of any and all other classes at any time outstanding.

Increase in Authorized Preferred Shares

Except as otherwise provided by law or in a resolution or resolutions establishing the issuance of any particular class of Preferred Shares, the aggregate number of authorized Preferred Shares may be increased by an amendment to the Articles of Association approved by (i) the holders of Ordinary Shares and separately, (ii)  any class of Preferred Shares which is entitled pursuant to its voting rights under applicable law and the Company’s Articles of Association to vote thereon, if at all, voting together as a separate class.

Dilutive and Other Effects of Amendment

The actual effect of the authorization of Preferred Shares on the Company’s shareholders cannot be stated until the Board of Directors determines the specific rights of the holders of a particular class or series of Preferred Shares. However, the potential effects of the issuance of any particular class or series of Preferred Shares on the rights of holders of Ordinary Shares, may include, without limitation, restrictions on the payment of dividends and impairment of liquidation rights. Holders of Ordinary Shares will not have preemptive rights with respect to the Preferred Shares.

The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the creation of the Preferred Shares.

The Board of Directors recommends that the shareholders vote "FOR" the authorization of 400,000,000 preferred shares, of NIS 0.01 each, and the related amendment to the Articles of Association.

ADDITIONAL INFORMATION

Foreign Private Issuer. We are subject to the informational requirements of the United States Securities Exchange Act of 1934 (the "Exchange Act"), as amended, as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC. Shareholders may read and copy any document that we file at the SEC's public reference room at 100 F Street N.E., N.W., Washington, D.C. 20549 U.S.A. Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. As a foreign private issuer, all documents which were filed after November 4, 2002 on the SEC's EDGAR system are available for retrieval on the SEC's website at www.sec.gov. These SEC filings are also available to the public on the Israel Securities Authority’s Magna website at www.magna.isa.gov.il.

As a "foreign private issuer", we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements with respect to proxy solicitations.  In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.  The Notice of Special General Meeting and this Proxy Statement have been prepared in accordance with the applicable disclosure requirements in Israel.

ISA Exemption. With the exception of the reporting obligations applicable to a company organized under the laws of the State of Israel whose shares are traded on approved securities exchanges outside of Israel and in Israel as specified in Chapter Five (iii) of the Israeli Securities Law, 1968 (the "Israeli Securities Law"), we have received from the Securities Authority of the State of Israel an exemption from the reporting obligations as specified in Chapter Six of the Israeli Securities Law. We must, however, make available for public review at our offices in Israel a copy of each report that is filed in accordance with applicable U.S. law.  These documents are available for inspection at our offices at Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek 23105, Israel.

By Order of the Board of Directors, Amir Elstein Chairman of the Board Migdal Haemek, Israel June 12, 2012

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

TOWER SEMICONDUCTOR LTD.

July 26, 2012

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

Please detach along perforated line and mail in the envelope provided.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL PROPOSALS PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE
		FOR	AGAINST	ABSTAIN

1.	TO APPROVE To approve an increase in the number of the Company's authorized ordinary shares and authorized share capital, and to amend the Articles of Association of the Company to reflect such increase.	☐	☐	☐

2.	To APPROVE a reverse share split of the Company's ordinary shares to allow the Company to comply with the Nasdaq Capital Market continued listing requirements, effective on the date to be announced by the Company, and to amend the Articles of Association accordingly.	☐	☐	☐

3.	To APPROVE an amendment to the Company’s Articles of Association to provide for the authorization of preferred shares.	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

Signature of Shareholder: ______________ Date:_______
Signature of Shareholder: ______________ Date:_______	Signature of Shareholder: ______________ Date:_______

TOWER SEMICONDUCTOR LTD. For the Special General Meeting of Shareholders To Be Held On Thursday, July 26, 2012 THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
The undersigned shareholder of Tower Semiconductor Ltd. (the "Company") hereby appoints each of Nati Somekh Dina Back Frimer and Tziona Shriki of the Company, each with full power of substitution, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated on the reverse side, all of the Ordinary Shares of the Company which the undersigned is entitled in any capacity to vote at the Special General Meeting of Shareholders of the Company to be held at the offices of the Company located at Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek, Israel, on Thursday , July 26, 2012 at 09:00 a.m. (local time) and all adjournments and postponements thereof.

The undersigned hereby acknowledges receipt of the Notice of the Special General Meeting and the Proxy Statement accompanying such Notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirms all that the proxies or their substitutes may lawfully do by virtue hereof.

This proxy when properly executed will be voted in accordance with the manner directed herein by the undersigned shareholder.  If no direction is made, this proxy will be voted FOR Proposals 1 through 3.

Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange ("TASE") may either vote their shares in person at the meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)—2000 as proof of ownership of the shares, or send such certificate along with a duly executed proxy to the Company at Shaul Amor Street, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 23105, Israel, Attention: General counsel.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)